Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

Transcript of Conference Call with Media

Thursday, 11 October 2012

(11.51 am)

OPERATOR:

Thank you for standing by, ladies and gentlemen, and welcome to the Coca-Cola Hellenic conference call. You are joined by Mr Dimitris Lois, Chief Executive Officer, Mr Michalis Imellos, Chief Financial Officer, and Ms Oya Gur, Investor Relations Director.

At this time, all participants are on a listen only mode. There will be short introductory remarks, followed by a question and answer session, at which time, if you wish to ask a question, please press star 1 on your telephone keypad and wait for your name to be announced.

I will now pass the call over to Ms Oya Gur. Please go ahead, madam.

OYA GUR:	Hello and good morning. Before we begin the call, I need to read to you a statement for regulatory purposes:

“Investors are urged to read any documents regarding the

exchange offer filed or to be filed with the Hellenic Capital Market Commission, the UK Listing Authority and/or the US Securities and Exchange Commission, because they contain important information.

For more information, please refer to Coca-Cola Hellenic’s announcement dated October 11, 2012. Investors will be able to obtain a copy of such filings without charge at the website of the Hellenic Capital Market Commission, the UK Listing Authority and/or the US Securities and Exchange Commission, as applicable, or from Coca-Cola Hellenic once such documents are filed.

I will now pass the call over to Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic.

DIMITRIS LOIS:	Thank you, Oya, and thank you for joining the Coca-Cola Hellenic conference call.

We have announced today that Coca-Cola Hellenic’s board is recommending to shareholders to accept the proposed offer by Coca-Cola HBC AG to acquire all Coca-Cola Hellenic shares in exchange for shares in Coca-Cola HBC AG.

Before Michalis and I answer any questions you may have, I would like to give you a very brief overview of this transaction.

October 11, 2012, today is a very exciting day for all of us. This is a transaction milestone. We are taking our company to the next level of its development, enabling us to realise our full potential. When the transaction is complete, our new Swiss parent company, Coca-Cola HBC AG, is expected to obtain a primary listing on the London Stock Exchange and a listing in the New York Stock Exchange through ADSs. We will also apply for a parallel listing on the Athens Stock Exchange.

The transaction will enable our group to obtain a primary listing on the premium segment of the LSE, paving the way for potential inclusion on the FTSE 100 and FTSE All-Share indices. The potential inclusion in the FTSE 100 and FTSE All-Share indices provides us with access to the largest pool of international investors in Europe.

It is the most liquid equity market in Europe, providing appropriate benchmarking for our stock and better alignment of our valuation with our sound fundamentals. It is intended to raise our profile with international investors and improve our access to the international and debt markets.

We are a multinational business and should reside on a leading international exchange. Coca-Cola Hellenic is an international leader in the sector with operations in 28 countries across three continents. 95 of our business takes place outside Greece. 95 per cent of our shareholders are internationally based.

In summary, this transaction makes clear business sense and will be beneficial to Coca-Cola Hellenic and all of our shareholders, and with that I’m ready to take any questions you may have.

OPERATOR:

Thank you. If you wish to ask a question, please press star 1 on your telephone and wait for your name to be announced. If you wish to cancel this request, please press the hash key. That’s star and 1 now if you wish to ask a question.

Your first question today comes from Deborah Ball of Wall Street Journal. Please ask your question.

DEBORAH BALL:	Hello. Hi, it’s Deborah Ball from the Wall Street Journal.

Two quick questions: one, what will be the tax impact of being domiciled or moving your headquarters to Switzerland, to Zurich in particular, and, second, until recently, what has been the impact on your cost of financing, cost of funding, because of the Greek crisis and being headquartered in Greece? What has been basically any penalties that you’ve paid because of that in the past several years? Thanks.

MICHALIS IMELLOS:	Hello, this is Michalis, and I’ll take your two questions.

First of all, with regard to the tax impact, there is no tax impact at the level of the group as a result of this transaction. Obviously this is not a tax driven transaction and overall the impact is negligible to nil.

With regard to the financing and the impact to our cost, it is the case that over the last few months we have seen some downgrades from credit rating agencies and we have seen also an impact on our spreads at which our bonds have been trading. We have not been accessing the markets and therefore this hasn’t had an impact on our financing cost. But, of course, at those terms, going forward, if we were to access the markets, we would be paying a cost that would not be in our opinion corresponding to the fundamentals of our group. Therefore, going forward, we expect that, when this transaction is completed, and this news overall has been, if you like, settled, in the long run we will see some benefit towards the spreads of all our bonds and therefore the related cost of financing.

But, from now, because we have not accessed the markets, there is no impact into our financing cost.

DEBORAH BALL:	Thank you.

OPERATOR:	Thank you. Once again, if you wish to ask a question, it’s star and 1 on your telephone keypad. Star and 1 to ask a question.

Your next question comes from the line of Quentin Webb of Breakingviews. Please ask your question.

QUENTIN WEBB:

Hi, I wonder if you could give me a sort of timetable for inclusion, for example, in the FTSE, if everything goes to plan. Can you just sort of lay out what the steps to kind of index conclusion are and when you would be hoping to meet them?

DIMITRIS LOIS:	Yes. This is Dimitris. We have already held discussions with the FTSE about our eligibility.

If we fulfilled our required eligibility criteria and our application is accepted, we believe that the earliest that we would anticipate consideration for inclusion is March 2013, following the eligibility committee review.

QUENTIN WEBB:

Okay. Thank you, and just one other question. My eye was caught by a run up in Coca-Cola Hellenic shares in the last few days ahead of this formal announcement. Now, obviously, in the market for a while you’ve made it clear it’s something you’re exploring, but there’s a difference between exploration and a kind of hard intention to proceed. I just wonder if you have any view on what’s happened there in the market.

DIMITRIS LOIS:	No. I mean, right now, we have seen a lot of volatility

from the morning. It started with a plus 5, then it went down to minus 2.

So we expect that this volatility is expected in, you know, the first day, and obviously it’s something that all the audience have to digest. So it’s a very volatile day today.

QUENTIN WEBB:	I was referring more to the last few days, so the last few days prior to the official announcement.

DIMITRIS LOIS:

Yes. I mean, the last few days we have seen the share also doing well, but it was part of the overall stock exchange. The overall stock exchange in the last three weeks in Athens has been doing well. We have been doing a little bit better than the overall stock exchange.

QUENTIN WEBB:	Okay. So you don’t think it’s to do with the potential leak into the market of this announcement?

DIMITRIS LOIS:	No.

MICHALIS IMELLOS:	No, and, in addition to Dimitris’ comments, the volume level has been very low over the last two or three weeks, so you can’t really see a major activity going on driven by a rumour or whatever else.

QUENTIN WEBB:	Okay. Thank you.

OPERATOR:	Thank you. There are no further questions at this time. Please continue.

DIMITRIS LOIS:	Okay. I would like to thank you for joining us today. Thank you for your questions and we look forward to talk to you in case you have anything else. Thank you very much. Have a nice day.

OPERATOR:	Thank you. That does conclude our conference for today. Thank you all for participating. You may now disconnect.

(12.01 pm)

(Conference call concluded)

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-

Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy;

the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.